

August 20, 2014

Via E-mail

Shawn J. Lindquist
Chief Legal Officer
Vivint Solar, Inc.
4931 North 300 West
Provo, UT 84604

> **Re: Vivint Solar, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted July 18, 2014**
> **CIK No. 0001607716**

Dear Mr. Lindquist:

We have reviewed your response letter dated August 7, 2014, and we have the following comment.

Management's Discussion and Analysis . . . , page 67

Results of Operations, page 84

1.   We note your response to comment four of our letter dated July 31, 2014. Please address the following:

- In a similar manner to your response, please disclose how the price that the investment funds pay for the solar energy systems is determined and the impact that the difference between the purchase price and carrying value of the solar energy systems has on your application of the HLBV method; and

- You record a receivable balance related to solar energy systems that have been purchased by the investment funds, but not installed, as a reduction to the investment fund's member's equity, which initially results in the allocation of losses amongst the investor, primarily to the fund investor. Our understanding is that this is because of the difference between the receivable balance, which is recorded at carryover basis, compared to the cash paid to your subsidiary. Your disclosures indicate that when the solar energy systems are subsequently installed, member's equity is increased, which reverses the prior allocation of losses. Please expand your disclosures to better explain why the installation would trigger the reversal of the prior allocation of losses. In this regard, it appears that based on your response, even if solar energy systems are received and installed by the subsidiary, the difference between the carryover basis and cash paid to your subsidiary would exist and still result in the allocation of losses primarily to the fund investor. Please also better clarify in your disclosures over what period the reversal of the prior allocation of losses would occur.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Michael Nordtvedt
        Wilson Sonsini Goodrich & Rosati, P.C. (*via e-mail*)